Bay Bridge Food and Produce Company

3550 South Harlan Street, Ste. 284,

  Denver, CO 80235.

720-385-8381

April 2, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bay Bridge Food and Produce Company

Registration Statement on Form S-1

Filed March 28, 2013

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) by Bay Bridge Food and Produce Company on March 28, 2013 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require additional information, please contact Andrew Duke of Bay Bridge Food and Produce at (720) 385-8381

Sincerely,

BAY BRIDGE FOOD AND PRODUCE COMPANY

/s/ Andrew Duke Andrew Duke President and Director Principal Executive Officer Principal Financial Officer Principal Accounting Officer